[Letterhead of Simpson Thacher & Bartlett LLP]

(212) 455-3986	jbonnie@stblaw.com

July 17, 2006

VIA FACSIMILE AND EDGAR

Re: Evercore Partners Inc. Registration Statement on Form S-1 File No. 333-134087

Gregory S. Dundas, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Dundas:

On behalf of Evercore Partners Inc. and pursuant to your request during our telephone conversation of July 11, 2006 and in comment 1 set forth in your comment letter, dated July 14, 2006, relating to the above-referenced Registration Statement, set forth below is our analysis regarding the conformity of the forthcoming publication of “The Accidental Investment Banker: Inside the Decade That Transformed Wall Street”1 with the communications requirements of the Securities Act of 1933, as amended, and the Securities and Exchange Commission’s rules and regulations promulgated thereunder. In particular, you have asked us to address the publication by The New York Times on July 2, 2006 of an

[1]

JONATHAN A. KNEE, THE ACCIDENTAL INVESTMENT BANKER: INSIDE THE DECADE THAT TRANSFORMED WALL STREET (forthcoming August 2006)(the “Book”). A copy of the Book has been previously provided to the Staff under separate cover.

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article relating to the Book entitled “A Wall Street Expose With an All-Star Index”.2 For the reasons discussed below, it is our view that the Book does not constitute an offer to sell a security within the meaning of Section 2(a)(3) of the Securities Act. It is also our view that the Article does not constitute an offer to sell a security by Evercore or any other offering participant.

Factual Background

Evercore is an investment banking boutique with offices in New York, Los Angeles and San Francisco. Evercore provides advisory services to prominent multinational corporations on significant mergers, acquisitions, divestitures, restructurings and other strategic transactions. Evercore also manages private equity funds for sophisticated institutional investors. Evercore currently has 24 Senior Managing Directors, the majority of whom had significant investment banking experience with larger Wall Street investment banks prior to joining Evercore.

Jonathan A. Knee, the author of the Book, has been a Senior Managing Director of Evercore since 2003. Prior to joining Evercore, Mr. Knee worked for other investment banking firms such as Morgan Stanley and Goldman, Sachs & Co. Mr. Knee is also currently an Adjunct Professor at the Columbia University Graduate School of Business, where he teaches Media Mergers and Acquisitions and Media Strategy and serves as the Director of the Media Program. Over the past 17 years, Mr. Knee has published scholarly articles on mergers and acquisitions and the media industry in magazines and law journals and has published dozens of book reviews and essays in major newspapers across

[2]	Andrew Ross Sorkin, A Wall Street Exposé With an All-Star Index, N.Y. TIMES, July 2, 2006, § 3, at 4 (the “Article”). The text of the Article is annexed to this letter.

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the country, some of which have dealt with the same themes as the Book. Mr. Knee also lectures regularly on mergers and acquisitions and the media industry.

Mr. Knee substantially completed writing the Book in 2003 and it has been scheduled for publication by Oxford University Press since late 2005. No references to Evercore, any of its directors or executive officers or its initial public offering appear anywhere in the Book and it was not authored or scheduled for publication in contemplation of the offering. Moreover, Mr. Knee, who is neither a director nor an executive officer of Evercore, has authored and is publishing the book entirely in his personal capacity.

In June 2006 Oxford University Press distributed several dozen “review copies” of the Book to potential reviewers. Oxford University Press expects to ship approximately 25,000 copies of the book from the printers in late July 2006, which books are expected to become available for sale to the public in early- to mid-August 2006. Oxford University Press is a department of the University of Oxford; a manuscript must be reviewed by three outside academics before it is accepted for publishing by Oxford University Press. We understand from Mr. Knee that all promotional activities undertaken in connection with the publication of the Book by Oxford University Press, including the distribution of review copies to potential reviewers, are both customary within the publishing industry generally and consistent with Oxford University Press’ past practices. Evercore has not disseminated the Book in any way.

The New York Times published the Article on July 2, 2006. Apart from the distribution of review copies of the Book by Oxford University Press, no information in the Article was provided by Oxford University Press, Mr. Knee or Evercore.3 Other than

[3]	Andrew Ross Sorkin, the journalist at The New York Times who wrote the Article, was not furnished with a review copy of the Book by Oxford University Press, Mr. Knee or Evercore, and Mr. Knee presumes

Securities and Exchange Commission	-4-	July 17, 2006

quoting from the Book, the Article does not quote or otherwise identify as a source any person associated with Evercore. Indeed, Mr. Sorkin states in the Article that Mr. Knee declined to comment on the Article. While Mr. Sorkin states in the Article that Mr. Knee is a managing director at Evercore and that Evercore is engaged in the IPO process, neither of these facts is disclosed in the Book itself and both are publicly available information.

Legal Analysis

Section 2(a)(3) of the Securities Act defines an “offer” as “every attempt to offer to dispose or, or solicitation of an offer to buy, a security or interest in a security, for value.” The Commission has issued interpretive releases stating that any publicity that may “contribute to conditioning the public mind or arousing public interest” in the offering, can constitute a prohibited “offer” under the Securities Act.4 As discussed below, we do not believe that the publication of the Book, the customary pre-publication distribution of review copies of the Book to potential reviewers by Oxford University Press or the publication of the Article by The New York Times are communications by Evercore (or any other offering participant) conditioning the public mind or arousing public interest in the proposed offering.

A reading of the Book reveals that it is, fundamentally, a 229-page (excluding endnotes) history of the U.S. investment banking industry over the past several decades, and we do not believe that any person reading the Book could reasonably be expected to have their interest in Evercore’s securities excited in any way. Moreover, and as noted above:

that Mr. Sorkin received a review copy from another person who was provided with such a copy by Oxford University Press.

4	Publication of Information Prior to or After the Effective Date of a Registration Statement, Securities Act Release No. 33-3844, 22 Fed. Reg. 8359 (Oct. 8, 1957).

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•	the Book does not refer to Evercore, any of its directors or executive officers or the proposed initial public offering of its Class A common stock;

•	the Book was written by Mr. Knee, who is neither a director nor an executive officer of Evercore, entirely in his personal capacity;

•	the Book was not written, and publication of the book was not scheduled, in contemplation of or in any way in connection with the proposed offering;

•	Evercore has not disseminated the Book in any way;

•	the distribution of review copies of the Book by Oxford University Press to potential reviewers is customary commercial activity within the publishing industry and consistent with Oxford University Press’ past practices; and

•	apart from the distribution of review copies of the Book by Oxford University Press, no information in the Article was provided by Oxford University Press, Mr. Knee or Evercore.

While, as noted by Mr. Sorkin in the Article, the Book does comment critically on the conflicts and other unfavorable characteristics Mr. Knee believes have come to exist at large investment banking firms and discusses in several places the emergence of investment banking boutiques in part in response to these conflicts, this commentary is focused on the manner in which Mr. Knee believes developments in the investment banking industry over recent decades have adversely effected clients of these firms and the public interest generally and do not, in our view, cause the Book to become an offer for Evercore’s securities.5

[5]	We do not believe that statements in the Book or the Article comparing investment banking boutiques favorably with large full-service investment banking firms are attributable to Evercore or could be construed as an offer under Section 2(a)(3) of the Securities Act. However, if such statements were to be attributed to Evercore we believe they are akin to advertisements of, or other information about,

Securities and Exchange Commission	-6-	July 17, 2006

Conclusion

For the reasons discussed above, it is our view that the Book does not constitute an offer to sell a security within the meaning of Section 2(a)(3) of the Securities Act. It is also our view that the Article does not constitute an offer to sell a security by Evercore or any other offering participant.

* * * * * * * *

Evercore’s products or services that have not been released or disseminated as part of the offering activities or for intended use by persons in their capacity as potential investors in Evercore’s securities.

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Please do not hesitate to call me at 212-455-3986 with any questions you may have regarding the Book or the Article or if you wish to discuss the above analysis.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

cc:	Securities and Exchange Commission
Todd K. Schiffman, Esq.

Evercore Partners Inc.
Adam B. Frankel, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP
Mark G. Borden, Esq.
Stuart R. Nayman, Esq.

Simpson Thacher & Bartlett LLP
Vincent Pagano, Jr., Esq.

Annex

THE fashion world has “The Devil Wears Prada.” Hollywood has “You’ll Never Eat Lunch in This Town Again.” Now Wall Street is getting a memoir-cum-tell-all that skewers some of the industry’s most expansive egos.

Jonathan A. Knee’s upcoming book, “The Accidental Investment Banker,” is different from these predecessors in at least one important way: it violates the stricter code of quiet discretion and loyalty that the financial world’s top players and firms typically follow. It is also distinct in another way. Its writer –a well-liked, respected senior investment banker who has worked at Goldman Sachs and Morgan Stanley – is still gainfully employed in the industry whose foibles he is exposing.

Mr. Knee, a managing director at the boutique investment bank Evercore Partners and an adjunct professor at Columbia University, is clearly not afraid to offend. He goes so far as to describe meetings with Joseph R. Perella, the banker who was once his boss at Morgan Stanley, as events marked by “dozing off and occasionally flatulence.”

When his book arrives in stores next month, Mr. Knee may really never be able to eat lunch in this town again – at least not at the Four Seasons or San Pietro.

Evercore, by the way, is in the midst of an initial public offering at the same time that Mr. Knee is deriding the entire industry he inhabits. He bemoans how Wall Streeters have gone from being “discreet trusted advisers to increasingly mercenary deal hounds,” motivated by publicity as much as profitability.

Dog-eared, bootleg copies of the book have been circulating around Wall Street for the last two weeks ever since his publisher, Oxford University Press, sent out advance review copies.

Mr. Knee’s decision to write a book that could jeopardize his business relationships — he’s been a media banker for Dow Jones, Thomson and VNU, among others — offers the public a rare, ringside seat inside the madcap and often egomaniacal world of Wall Street’s Masters of the Universe. While his narrative isn’t as deftly shaped as Michael Lewis’s in “Liar’s Poker,” Mr. Knee has much more authority on the subject: he climbed to the top of the business while Mr. Lewis wrote from the perspective of a young, green analyst.

Mr. Knee spends a lot of time poking fun at the mystique of investment banking. One of his best passages is his description of league tables – those coveted Wall Street rankings that are as much fiction as fact.

“Many an analyst has spent many a sleepless night cutting and recutting the data to come up with the least ridiculous ways to demonstrate No. 1 market share,” he writes, explaining that the footnotes on league tables often include such tortured language as “includes transactions over $500 closed since January 1, XXXX” or “excludes transactions over $500 closed since January 1, XXXX.”

And if you weren’t in on the party when whopper-sized deals went down, just don’t include them in your analysis. Here’s some suggested language from Mr. Knee’s book: “league tables are for transactions other than Comcast/AT&T and AOL/Time Warner.” Or, better yet, “We have 100 percent market share of all deals we did.”

Mr. Knee also takes a swipe at Mary Meeker, the onetime research star at Morgan Stanley, and all of the investment bankers who followed her Internet gospel. “Bankers hungrily waited for the latest set of standard pages that Mary used in her standard investor presentations so that they could mindlessly incorporate them into their own banking pitches,” he writes.

“One of my favorite pages, which I saw reproduced literally hundreds of times for banker pitch books,” he added, “appeared under the provocative headline, ‘Who Will Emerge to Dominate the Internet?’ Her answers: ‘No. 1 is Awesome, No. 2 is O.K., No. 3 is Tough, No. 4 is Pits, No. 5 is Huh? Who? Forgot’”

In another scene, he describes in detail why many of Morgan Stanley’s bankers actually tried to avoid bringing Mr. Perella, who recently left Morgan Stanley to start his own boutique, to client meetings because he tended toward the trivial, despite saying elsewhere in the book that “I would come to love working with Joe.”

“When Perella was ‘on’ there was no one more effective than he in a pitch,” Mr. Knee writes. “But when he was ‘off’ the results could be disastrous and sometimes bizarre.”

Recounting a luncheon presentation during which Mr. Perella went off the rails, Mr. Knee continued, “Joe decided that the nature of the silverware we had used in the lunch meeting was more intriguing than the presentation being given by his colleague.” Mr. Perella began inspecting the silverware at each person’s table setting, including the client, Mr. Knee writes.

Mr. Perella declined to comment.

Mr. Knee’s motivations for his critique are unclear. He has always operated as a self-styled outsider, albeit one who’s made it to the inside but isn’t entirely comfortable there. Much of the book is a history of the recent boom-and-bust decade, as witnessed by him. For would-be bankers, the book is an excellent primer on what it’s really like; for current bankers it will be a guilty pleasure.

The book’s index is a Wall Street who’s who. He mentions everyone from Henry M. Paulson Jr., Goldman Sach’s former chairman and new Treasury secretary (Mr. Knee seems to think he’s O.K. but very lucky), to John L. Thornton, Goldman’s former president (Mr. Knee describes him as both brilliant and credit-hogging).

“It was a poorly kept secret that Thornton had limited respect for Paulson’s capacity for strategic thinking,” Mr. Knee mentions. Mr. Thornton, who’s now based in China, could not be reached for comment.

Annex - 2

The book also illustrates how bankers, sometimes ill informed, still manage to seduce potential clients. Mr. Knee describes one of his first pitch meetings, when he was at Bankers Trust, with David Newton, the chief executive of Buxted, and a senior colleague, Andrew Capitman: “I watched Capitman perform the investment banker’s rendition of the old parlor trick perfected by gypsies and fortune tellers. Just as Professor Marvel drew the runaway Dorothy out with stolen glances at the contents of her bag in ‘The Wizard of Oz,’ Capitman drew out the client, using whatever tidbits he could from Newton’s banter to feign increasing familiarity with the subject matter, then used that to draw out even more information.”

Mr. Capitman, now at Bank of New York, declined comment, saying, “I didn’t even know he was writing a book.”

While some of Mr. Knee’s former colleagues may be unhappy about his book — one can only imagine the “Knee-jerk” jokes being readied — it offers important insights into problems with Wall Street’s often ruthless and conflicted culture. Of course, part of the book is also self-serving, simultaneously tearing down Wall Street’s traditional investment houses while extolling the virtues of smaller, boutique firms (read: Evercore).

MR. KNEE also uses the book as a way to settle scores — which is why people will probably feel compelled to read it. He directs some gratuitous criticisms at Jeffrey A. Sine, a vice chairman at UBS and Mr. Knee’s former investment banking colleague at Morgan Stanley.

“As the boom grew, so did Sine’s view of himself as more International Man of Mystery than investment banker,” Mr. Knee writes. “Sine loved to travel internationally and, much to the annoyance of bankers overseas, he would turn up and demand to join whatever meetings were going on that day.”

For his part, Mr. Knee declined to comment on the potential fallout from his tell-all. Evercore is in an S.E.C.-imposed quiet period for its I.P.O. Perfect timing.

Annex - 3